Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-123370

PROSPECTUS SUPPLEMENT NO. 1 DATED AUGUST 31, 2009

(TO PROSPECTUS DATED MARCH 16, 2005)

PAULSON CAPITAL CORP.

231,667 shares of common stock

This Prospectus Supplement No. 1 (“Prospectus Supplement”) supplements and amends the Prospectus dated March 16, 2005 (the “Prospectus”), and relates to the reoffer and resale by officers, directors and other “affiliates” of Paulson Capital Corp. (the “Company”) of up to 231,667 shares of the Company’s common stock that are defined as “control securities” under Instruction C to Form S-8 (the “Shares”). These officers, directors and affiliates (“Selling Shareholders”) acquired or may acquire the Shares pursuant to grants of stock options under the Company’s 1999 Stock Option Plan (the “Stock Plan”). This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement.

The Selling Shareholders will determine when they will sell their Shares, and may sell their Shares at the then-prevailing market price or at prices negotiated at the time of sale. We will not receive any proceeds from these sales. The brokers and dealers that the Selling Shareholders may utilize in selling their Shares may receive compensation in the form of underwriting discounts, concessions or commissions from the sellers or purchasers of the Shares.

Our common stock is traded on the Nasdaq Capital Market under the symbol “PLCC.” On August 28, 2009, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.95 per share.

Our principal executive offices are located at 811 SW Naito Parkway, Portland, Oregon 97204, and our telephone number is (503) 243-6000.

Investing in the Shares involves risks. See “Risk Factors” beginning on page 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 31, 2009.

You should rely only on the information contained in, or incorporated by reference into, the Prospectus, this Prospectus Supplement, and in any other prospectus supplement or amendment. We have not authorized any other person to provide you with different information. Information contained on our website does not constitute a part of the Prospectus or this Prospectus Supplement. The information in this Prospectus Supplement may only be accurate as of the date appearing on the cover page of this Prospectus Supplement, regardless of the time this Prospectus Supplement is delivered or common stock is sold.

Trademarks, service marks or trade names of any other companies appearing in this Prospectus Supplement are the property of their respective owners. Use or display by us of trademarks, service marks or trade names owned by others is not intended to and does not imply a relationship between us, and or endorsement or sponsorship by, the owners of the trademarks, service marks or trade names.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in this Prospectus Supplement. While we believe that this summary highlights some of the most important information about Paulson Capital Corp. and this offering, you should read the entire Prospectus, this Prospectus Supplement and the documents incorporated by reference carefully, including “Risk Factors,” before deciding to invest in our common stock. References to “we,” “us,” “our,” “Paulson” or the “Company” in this Prospectus Supplement mean Paulson Capital Corp.

Business Overview

The Company, established in 1970, is a holding company whose operating subsidiary, Paulson Investment Company, Inc. (“PIC”), is a full service brokerage firm engaged in operations in four principal categories, all of them in the financial services industry. These categories are:

•	securities brokerage activities for which we earn commission revenues;

•	corporate finance revenues consisting principally of underwriting discounts and underwriter warrants;

•	securities trading from which we record profit or loss, depending on trading results; and

•	investment income resulting from earnings on, and increases or decreases in the value of, our investment portfolio.

In addition, in the third quarter of 2008, we formed a new 100% owned subsidiary, Paulson Capital Properties, LLC, for the purpose of purchasing, improving and remarketing underappreciated real estate. Through August 10, 2009, we had not purchased any real estate.

At August 10, 2009, we had 71 employees (of which 69 were full-time). Of these, 42 were executives and support staff and 29 were involved in brokerage activities and compensated primarily on a commission basis. We also had independent contractor arrangements with 60 independent contractors, all of whom are compensated solely on a commission basis. At August 10, 2009, PIC had 40 branch offices throughout the United States.

The Company is located at 811 SW Naito Parkway, Suite 200, Portland, Oregon 97204. Our telephone number is (503) 243-6000, and our website address is http://www.paulsoninvestment.com/plcc3.htm. Information contained on our website or any other website does not constitute part of the Prospectus or this Prospectus Supplement.

1999 Stock Option Plan

This Prospectus Supplement relates to Shares that may be acquired pursuant to grants of stock options under the Stock Plan. Initially, 500,000 shares of common stock were reserved for issuance under the Stock Plan. The Stock Plan contains an anti-dilution provision which provides for an automatic increase in the amount of shares of common stock available for issuance under the Stock Plan upon the occurrence of certain changes in the Company’s capital structure such as a stock split. In March 2006, the Company effected a forward two-for-one stock split in the form of a stock dividend. As a result of the stock split, and the cancellation, expiration and forfeiture of options previously grant under the Stock Plan, as of August 10, 2009, there were 683,000 shares of common stock reserved for issuance under the Stock Plan.

Pursuant to a limitation contained in the Stock Plan, the Company will not grant any additional incentive stock options to its employees under the Stock Plan on or after September 30, 2009.

This Offering

Shares of common stock offered by Selling Shareholders	231,667

Offering price	The Selling Shareholders and any of their pledgees, assignees and successors-in-interest may sell any or all of their Shares on any stock exchange, market or trading facility on which the securities are traded or in private transactions. The sales may be at fixed or negotiated prices.

Nasdaq Capital Market Symbol	PLCC

RISK FACTORS

In addition to the other information and risks factors contained in this Prospectus and the documents incorporated and deemed to be incorporated herein, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our securities could decline and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

Risks Related to our Business

Aspects of our business are volatile and affected by factors beyond our control.

Our business depends heavily on the conditions of the financial and securities markets, which in turn are affected by domestic and foreign economic conditions generally. These conditions, which can be impacted by a variety of factors such as business trends, actual and proposed legislation, political considerations, inflation, interest rates, and the popular perceptions of the health of the economy, are outside of our control, and therefore inject significant amounts of uncertainty and volatility into our business and financial results. Volatility is compounded by our focus on small-cap companies. In sum, factors outside of our control significantly influence our business and financial results from year to year. A downturn in the financial markets, securities markets or economic conditions generally likely would materially and adversely affect our business.

Our ability to attract and retain customers may be affected by our reputation.

The performance of companies whose securities we have underwritten or otherwise sold to our customers may affect our reputation with other potential syndicate and selling group members and institutional and other retail accounts and may also affect the amount of money in our customers’ portfolios available for the kinds of investments that we offer.

We are subject to extensive regulation that could result in investigations, fines or other penalties.

We are subject to a very high degree of regulation and are responsible for compliance with applicable regulations by all of our personnel. A significant regulatory infraction by us or any of our registered representatives could result in significant penalties, including the loss of our license to conduct securities business in one or more jurisdictions.

We face intense competition in our industry.

Our business will suffer if we do not compete successfully. All aspects of our business and of the securities industry in general are intensely competitive. We expect competition to continue and intensify in the future. We compete directly with national full-service broker-dealers, investment banking firms, and commercial banks and, to a lesser extent, with discount brokers and dealers and investment advisors. We also compete indirectly for investment assets with insurance companies, real estate firms, hedge funds, and others. Many of our competitors have greater resources and offer more services than we do. If we are unable to compete effectively in any aspect of our business, our results of operations could suffer.

Our future success depends on retaining existing management and hiring and assimilating new key employees, and our inability to attract or retain key personnel would materially harm our business and results of operations.

Our success depends on the continuing efforts and abilities of Chester Paulson, our Chairman. Our success also will depend, in part, on our ability to attract and retain highly skilled employees, including management. The loss of services of any of our key personnel, the inability to attract, retain or assimilate key personnel in the future, or delays in hiring required personnel could materially harm our business.

We are subject to an increased risk of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, employees, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence or acts of fraud by our employees.

Many aspects of our business subject us to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against securities firms and their brokers for negligence, fraud, unauthorized trading and suitability, among other claims. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect us. In addition to the foregoing financial costs and risks associated with potential liability, the amount of attorneys’ fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations.

As a public company, we are subject to complex legal and accounting requirements that require us to incur substantial expense and expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of our company. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements in the future or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our competitors.

Two of our directors control approximately 57% of our common stock and may have interests differing from those of other stockholders.

At August 10, 2009, two of our directors controlled approximately 57% of our outstanding common stock, directly as stockholders and indirectly through control relationships with other stockholders. Chester Paulson, directly and indirectly, controlled approximately 45% of our outstanding common stock. Chester Paulson independently, or with the other director holding 12% of the outstanding common stock, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions including mergers, consolidations and the sale of substantially all of our assets. This control could have the effect of delaying or preventing a third party from acquiring or merging with us, which could hinder stockholders’ ability to receive a premium for their shares.

Risks Related to Investment in Our Securities

The market price of our common stock has been volatile and may continue to fluctuate significantly because of various factors, some of which are beyond our control.

Our stock price has been volatile, fluctuating over the course of 2009 between closing prices of $0.80 and $2.51. The market price of our common stock could continue to fluctuate significantly in response to a variety of factors, some of which may be beyond our control.

Future sales or the potential for sale of a substantial number of our shares of common stock could cause the trading price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our stock to decline. For example, as of August 10, 2009, 683,000 shares of common stock were reserved for issuance under the Stock Plan. The exercise of vested options and large-scale sale of associated shares could negatively affect the market price of our common stock.

Forward-Looking Statements

This Prospectus Supplement contains or incorporates both historical and “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipates,” “believes,” “expects,” “intends,” “future” and similar expressions identify forward-looking statements. Any such forward-looking statements in this Prospectus Supplement reflect our current views with respect to future events and financial performance and are subject to a variety of factors that could cause our actual results to differ materially from historical results or from anticipated results expressed or implied by such forward-looking statements. Because of such factors, we cannot assure you that the results anticipated in this Prospectus Supplement will be realized. As noted elsewhere in this Prospectus Supplement, various aspects of our business are subject to extreme volatility often as a result of factors beyond our ability to anticipate or control. In particular, factors, such as the condition of the securities markets, which are in turn based on popular perceptions of the health of the economy generally, can be expected to affect the volume of our business as well as the value of the securities maintained in our trading and investment accounts.

SELLING SHAREHOLDERS

The table below, as of the date hereof, supplements, amends and supersedes any information in the corresponding table appearing under the heading “Selling Shareholders” in the Prospectus.

This Prospectus Supplement, like the Prospectus, relates to Shares that are being registered for reoffer and resale by the Selling Shareholders. The Selling Shareholders are directors, officers or others who may be deemed to be “affiliates” who acquired or may acquire Shares under the Stock Plan. The Selling Shareholders may resell any or all of the Shares at any time while the Prospectus and this Prospectus Supplement are current.

		Number of Shares Beneficially Owned Prior to the Offering(1)		Number of Shares Eligible to be Offered by the Selling Shareholders(2)	Number of Shares Owned After Completion of the Offering(3)	Percent of Class Owned After Completion of the Offering(3)
Steven Kleeman	Director	714,800	(4)	25,000	739,800	12.0%
Paul Shoen	Director	56,881	(4)	25,000	32,508	*
Charles L.F. Paulson	Director	39,754	(5),(6)	38,334	1,000	*
Shannon Pratt	Director	45,804	(4)	25,000	20,804	*
Trent Davis	President and CEO, PIC	15,000	(7)	15,000	—	—
Isaac Jameson	Chief Compliance Officer, PIC	15,000	(7)	15,000	—	—
Karen Johannes	Chief Financial Officer for the Company and PIC	15,000	(7)	15,000	—	—
M. Lorraine Maxfield	Sr. Vice-President, Corporate Finance, PIC	18,200	(8)	10,000	8,200	*
Chris Schreiber	Sr. Vice-President, National Sales, PIC	15,000	(7)	15,000	—	—
Shawn McChesney	Vice-President – Trading, PIC	10,000	(8)	10,000	—	—
Barbara James	Assistant Vice-President – Investment Banking, PIC	10,900	(8)	10,000	900	*
Erick Paulson	Director, PIC	34,341	(9)	28,333	6,008	*

*	Represents less than 1%.

(1)	Includes: (i) shares of common stock beneficially owned as of August 10, 2009; and (ii) shares of common stock underlying options which are exercisable within sixty (60) days of August 10, 2009.

(2)	Represents the number of shares underlying options granted under the Stock Plan. All options listed are currently exercisable.

(3)	Assumes the exercise and resale of all shares acquired pursuant to the Stock Plan, and that 5,880,285 shares were issued and outstanding on August 10, 2009.

(4)	Includes options to purchase 25,000 shares.

(5)	Includes options to purchase 38,334 shares.

(6)	Charles L. Paulson holds 1,000 shares of common stock as custodian for his son.

(7)	Includes options to purchase 15,000 shares.

(8)	Includes options to purchase 10,000 shares.

(9)	Includes options to purchase 28,333 shares.

INCORPORATION OF DOCUMENTS BY REFERENCE

This Prospectus Supplement and the Prospectus are part of a registration statement on Form S-8. The SEC allows us to “incorporate by reference” information that the Company previously has filed with the SEC. This means the Company can disclose important information to you by referring you to other documents that it has filed with the SEC. The information that is incorporated by reference is considered part of the Prospectus and this Prospectus Supplement, and information that the Company files later will automatically update and may supersede this information. For further information about the Company and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference:

•	Our annual report on Form 10-K filed on March 31, 2009, which contains audited financial statements for the fiscal year ended December 31, 2008;

•	Our definitive proxy statement on Schedule 14A filed on April 27, 2009, as supplemented with additional proxy materials on May 18, 2009;

•	Our quarterly reports on Form 10-Q filed on May 15, 2009 and August 12, 2009;

•	Our current reports on Form 8-K filed on March 4, 2009, March 16, 2009, March 31, 2009, May 14, 2009, June 19, 2009, June 23, 2009 and August 12, 2009;

•	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to above; and

•	The description of our common stock contained in the Form 10 registration statement, filed on December 18, 1989.

All documents filed by the Company subsequent to those listed above with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed to be incorporated by reference into the Prospectus and this Prospectus Supplement and to be a part thereof and hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of the Prospectus and this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus and this Prospectus Supplement.

You may request a copy of all documents that are incorporated by reference in the Prospectus and this Prospectus Supplement by writing or telephoning us at the following address and number: Paulson Capital Corp., Attention: Corporate Secretary, 811 SW Naito Parkway, Portland, Oregon 97204, telephone (503) 243-6000. We will provide copies of all documents requested (not including exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or the Prospectus or this Prospectus Supplement) without charge.

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